DUNDEE CORPORATION ENTERS AGREEMENT TO VOTE IN FAVOUR OF
PROPOSED GE REAL ESTATE ACQUISITION OF
CERTAIN ASSETS OF DUNDEE REIT

FOR IMMEDIATE RELEASE

Toronto, June 4, 2007 – Dundee Corporation (TSX:DC.A) announces that it has entered into a lock-up agreement to support and to vote its approximate 16% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) in favour of the proposed acquisition of certain assets of Dundee REIT by GE Real Estate (“GE Real Estate”), subject to certain conditions.  The transaction is subject to Dundee REIT Unitholder approvals and other conditions.  It is intended that Dundee Corporation along with management of Dundee Realty will maintain an approximate 18% interest in Dundee REIT upon completion of the transaction.  (For further information, please see the press release issued by Dundee REIT earlier today).

In addition, Dundee Corporation’s 78% owned real estate subsidiary, Dundee Realty Corporation, will enter into an asset management agreement with GE Real Estate to manage the assets being directly acquired by GE Real Estate under the proposed transaction and an asset management agreement with Dundee REIT to manage the assets which will be retained by Dundee REIT.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 58% controlled subsidiary, Dundee Wealth Management Inc., a company with $63.9 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010